Rule 424(b)(3) Prospectus
Registration Statement No. 333-151270

PROSPECTUS

SMF ENERGY CORPORATION
6,572,000 SHARES OF COMMON STOCK

________________

This prospectus relates to the proposed resale by the selling stockholders identified in this prospectus (each a “Selling Stockholder” and collectively, the “Selling Stockholders”) of 6,572,000 shares of common stock (the “Shares”) of SMF Energy Corporation. The Shares now offered for resale include 4,587,000 common shares issuable upon the conversion of the Series A Convertible Preferred Stock issued in a private placement in February 2008 (the “Series A Preferred Stock”) and 1,985,000 common shares issuable upon the conversion of the Series B Convertible Preferred Stock issued in a private placement in March 2008 (the “Series B Preferred Stock,” and together with the Series A Preferred Stock, the “Preferred Stock”).

This offering is not being underwritten. The offering price of the Shares that may be sold by Selling Stockholders may be the market price for our common stock prevailing at the time of sale on the Nasdaq Capital Market, a price related to the prevailing market price, a negotiated price or such other prices as the Selling Stockholders determine from time to time.

We will not receive any proceeds from the sale of the Shares by any of the Selling Stockholders.

Our common stock is listed on the Nasdaq Capital Market under the symbol “FUEL.” On May 28, 2008, the closing price of our common stock was $0.80 per share.

For a discussion of certain risks that should be considered by prospective investors, see “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 25, 2008.

TABLE OF CONTENTS

Page

FORWARD-LOOKING STATEMENTS	2
PROSPECTUS SUMMARY	3
RISK FACTORS	4
USE OF PROCEEDS	8
SELLING STOCKHOLDERS	8
PLAN OF DISTRIBUTION	12
EXPERTS	14
WHERE YOU CAN FIND MORE INFORMATION	14
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	14

As used in this prospectus, the terms “SMF,” “we,” “us,” and “our” refer to SMF Energy Corporation.

FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated by reference, contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The use of any statements containing the words “intends,” “believes,” “estimates,” “seeks,” “project,” “expects,” “anticipates,” “plans,” “approximately,” “should,” “may,” “will” or similar expressions are intended to identify such statement. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. In evaluating these statements, you should specifically consider various factors, including the risks outlined under the caption “Risk Factors” in this prospectus. You should pay particular attention to the cautionary statements involving our history of losses, our capital requirements, our expansion and acquisition strategies, competition and government regulation. These factors and the others set forth under “Risk Factors” may cause our actual results to differ materially and adversely from any forward-looking statement.

PROSPECTUS SUMMARY

Because this is a summary, it may not contain all information that may be important to you. You should read this entire prospectus, including the information incorporated by reference, before you decide whether to buy our common stock. You should pay special attention to the risks of investing in our common stock as discussed under “Risk Factors.”

SMF Energy Corporation

We provide commercial mobile and bulk fueling, integrated out-sourced fuel management, packaging, distribution and sale of lubricants and chemicals, transportation logistics, and emergency response services. Our fleet delivers diesel fuel and gasoline to customer locations on a regularly scheduled or as needed basis, refueling vehicles and equipment, re-supplying bulk storage tanks, and providing fuel for emergency power generation systems. We also distribute a wide variety of specialized petroleum products, lubricants and chemicals primarily to our customers in Texas. Our fleet of special duty tractor-trailer units provides heavy haul transportation logistics services over short and long distances to customers requiring the movement of over-sized and/or over-weight equipment and heavy manufactured products. As of December 31, 2007, we were conducting operations from 26 locations in the ten states of Alabama, California, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee and Texas.

Our subsidiary, SMF Services, Inc., is engaged in the sale of commercial fuel, petroleum lubricants and transportation logistics operations in the Houston, Dallas/Fort Worth, Austin and San Antonio markets in Texas under the name Shank Services. Another subsidiary, H & W Petroleum Company, Inc., is a Houston, Texas based marketer and distributor of lubricants, commercial fuels and other petroleum products as well as dry cleaning solvents and chemicals, serving the greater Houston metropolitan area and the Dallas/Fort Worth, Freeport, Longview, Lufkin, San Antonio and Waco markets in Texas.

On February 14, 2007, we changed our name from Streicher Mobile Fueling, Inc. to SMF Energy Corporation and reincorporated in Delaware. Our principal executive offices are located at 200 West Cypress Creek Road, Suite 400, Ft. Lauderdale, Florida 33309, and our phone number is (954) 308-4200. Our website is http://www.mobilefueling.com. The information on our website does not constitute part of this prospectus.

The Offering

We are registering 6,572,000 Shares. The Selling Stockholders are offering to sell the Shares pursuant to this prospectus.

The Selling Stockholders purchased 4,587 shares of Series A Preferred Stock in a private placement completed on February 29, 2008 and 1,985 shares of Series B Preferred Stock in a private placement completed on March 12, 2008. Each share of Preferred Stock is convertible into 1,000 shares of common stock. We relied on the exemptions from registration provided by Sections 4(2) and 4(6) of the Securities Act and Regulation D promulgated thereunder in connection with the private placement.

Use of Proceeds

We will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

RISK FACTORS

An investment in the Shares involves a high degree of risk. You should carefully consider the following discussion of risks, in addition to the other information included or incorporated by reference in this prospectus, before purchasing any of the securities. In addition to historical information, the information in this prospectus contains “forward -looking” statements about our future business and performance. See “Forward-Looking Statements.” Our actual operating results and financial performance may be very different from what we expect as of the date of this prospectus. The risks below address the material factors that may affect our future operating results and financial performance.

No Assurances of Future Profitability; Losses from Operations; Need for Capital. We incurred net losses of $6.6 million, $4.9 million, and $1.5 million, for the fiscal years ended June 30, 2007, 2006, and 2005, respectively, and a net loss of $6.4 million for the nine months ended March 31, 2008. In order to generate profits in the future, we need to reduce cash and non-cash interest expense, increase volumes of products and services sold at profitable margins, control costs and generate sufficient cash flow to support working capital and debt service requirements. There is no assurance that our management will be able to accomplish our business plan or continue to raise capital at terms that are acceptable to us in order to support working capital requirements or debt service shortfalls during any business downturns.

Since the end of fiscal 2007, we have faced increased working capital risks created by limitations on supplier credit, since some of our existing suppliers have declined to provide us with credit terms, reducing our cash availability under our bank line of credit and requiring us to seek additional capital. See “Limitations on Supplier Credit” below. As a result, in November 2007, we raised additional short-term capital by completing a $2 million private placement of debt securities, which consisted of unsecured loans that were subsequently exchanged for shares of Series A Preferred Stock as part of a separate private placement on February 29, 2008. The net proceeds of the unsecured loans were used to increase the amount of credit available from suppliers and for working capital generally.

We also raised additional capital during fiscal 2007 from the proceeds of warrant exercises and from two separate private placements. First, we completed a $3.3 million private placement of equity securities in February 2007. Then, in August 2007, we sold $11.8 million in debt and equity securities that we used to satisfy the balance of the secured promissory notes we had previously issued in August 2003, January 2005, and September 2005 and to lower the total senior secured convertible subordinated debt from $11.2 million to $10.6 million. The August 2007 transaction resulted in the recognition of a $1.6 million in loss on extinguishment of debt, which loss comprised the majority of our $3.0 million loss for the first quarter of fiscal 2008. The additional capital raised during fiscal 2007 was used for development and maintenance of our improved corporate infrastructure, integration of our recent acquisitions, capital expenditures related to the implementation of our new Enterprise Resource Planning (“ERP”) system, corporate office leasehold improvements and other capital purchases, and principal payments on the Company’s secured notes.

In the future, we may need to raise additional capital to fund new acquisitions, to expand or diversify existing operations or to make additional debt repayments. While we believe that we will be able to obtain additional capital on terms acceptable to us that, together with the cash available under our bank line of credit, will provide sufficient working capital to maintain our business during the remainder of fiscal 2008, there can be no assurance that we will do so.

Limitations on Supplier Credit. We purchase the fuel sold to our customers from multiple suppliers at daily market prices, typically on 10 to 12 day credit terms. Recent increases in the cost of fuel have correspondingly increased the amount of short-term credit that we extend to our customers and, in turn, that we seek from our suppliers. In some cases, fixed dollar credit limits have limited the total gallons of fuel available to us from certain suppliers. As a result, in those markets where there is a high demand for fuel but a limited number of fuel suppliers, the product demand from our customers may exceed the aggregate credit available to us from the pool of suppliers in that market. Historically, when individual suppliers declined to offer credit terms acceptable to us, we were able to acquire fuel on our customary 10 to 12 day payment terms from other suppliers. Recently, however, some of our existing suppliers declined to provide us with such credit terms. While we were able to use other existing suppliers to provide product to our customers, in some cases, this required us to pay for fuel earlier than our typical 10 to 12 day terms, which in turn reduced our cash availability under our bank line of credit. While we continued to seek additional suppliers in this market to provide acceptable pricing and credit terms to maximize our credit capacity, we were nevertheless required to raise additional short-term capital to offset the limitations on supplier credit. Accordingly, in November 2007, we completed a $2 million private placement of unsecured debt that was repaid with the proceeds of the private placement of the Series A Preferred Stock. The net proceeds of the November 2007 private placement were used to increase the amount of credit available from suppliers and for working capital generally. While we continue to seek additional equity capital, there is no assurance that we will be able to do so.

Even if we do raise the additional equity capital we are currently seeking, if fuel prices continue to increase or if we incur additional losses from operations, we may be unable to obtain enough suppliers offering acceptable terms or arrange other financing for our fuel purchases in the future. In such an event, we might have to change payment terms or raise prices for some of our customers, either of which could reduce the level of our fueling business and could have a material adverse effect on our financial performance and cash resources. Although there can be no assurance, we believe that we will be able to maintain or obtain adequate short term credit from our suppliers in all of the markets we serve, or make other financing arrangements in those markets where supplier credit is limited, to maintain our business during the remainder of fiscal 2008.

Trading Market for Our Common Stock. Our common stock trades on the Nasdaq Capital Market under the symbol FUEL. During the past few years, our stock has sometimes traded in large daily volumes and other times at much lower volumes, in many cases at wide price variances. This volatility, which could make it difficult for stockholders to sell shares at a predictable price or at specific times, is generally due to factors beyond our control. Quarterly and annual operating results, changes in general conditions in the economy, the financial markets or other developments affecting us could also cause the market price of our common stock to fluctuate.

Potential Delisting of Common Stock from Nasdaq. On December 28, 2007, Nasdaq’s Listing Qualifications Department notified us that the minimum closing bid price of our common stock had fallen below $1.00 for 30 consecutive trading days and we were therefore not in compliance with Nasdaq Marketplace Rule 4310(c)(4). In accordance with the Nasdaq Marketplace Rule 4310(c)(8)(D), we have been provided a compliance period of 180 calendar days, or until June 25, 2008, to regain compliance. While we cannot control the trading prices of our stock in the market, there are various steps that can be taken by us to alleviate a low stock price, including but not limited to a reverse stock split. In addition, we may not otherwise meet the requirements for continued listing on the Nasdaq Capital Market. In particular, Nasdaq Marketplace Rule 4310(c)(3) provides that, for continued listing, we must maintain either (A) stockholders' equity of $2.5 million; or (B) market value of listed securities of $35 million; or (C) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years.

On February 19, 2008, Nasdaq’s Listing Qualifications Department informed us that we did not comply with the stockholders’ equity requirement of Nasdaq Marketplace Rule 4310(c)(3) (the “Rule”). Since that time, we have regained compliance with the Rule, as evidenced by our Form 8-K was filed on April 9, 2008. On the other hand, if we fail to maintain our current level of shareholders’ equity or if our common stock continues to trade at a price lower than $1 per share for an extended period of time, then our common stock may be delisted from the Nasdaq Capital Market. Delisting could have a material adverse effect on the liquidity of shares of our common stock and, indirectly, on the trading price or other value of those shares. If our common stock was delisted from Nasdaq, we believe that it would still be traded on the OTC Bulletin Board but we would lose various advantages attendant to listing on a national securities exchange, including but not limited to eligibility to register the sale or resale of our shares on Form S-3 and the automatic exemption from registration under state securities laws for exchange listed securities.

Growth Dependent Upon Future Expansion; Risks Associated With Expansion into New Markets. While we intend to continue to expand through acquisitions, our growth will also depend upon the ability to achieve greater penetration in existing markets and to successfully enter new markets in both additional major and secondary metropolitan areas. Such organic expansion will largely be dependent on our ability to demonstrate the benefits of our services and products to potential new customers, successfully establish and operate new locations, hire, train and retain qualified management, operating, marketing and sales personnel, finance acquisitions, capital expenditures and working capital requirements, secure reliable sources of product supply on a timely basis and on commercially acceptable credit terms, and successfully manage growth by effectively supervising operations, controlling costs and maintaining appropriate quality controls. There can be no assurance that we will be able to successfully expand our operations into new markets.

Acquisition Availability; Integrating Acquisitions. Our future growth strategy involves the acquisition of complementary businesses, such as wholesale fuel or petroleum lubricants marketers and distributors; wholesale fuel and other commercial mobile fueling companies; and transportation logistics services businesses. It is not certain that we will be able to identify or make suitable acquisitions on acceptable terms or that any future acquisitions will be effectively and profitably integrated into our operations. Acquisitions involve numerous risks that could adversely affect our operating results, including timely and cost effective integration of the operations and personnel of the acquired business; potential write downs of acquired assets; retention of key personnel of the acquired business; potential disruption of existing business; maintenance of uniform standards, controls, procedures and policies; additional capital needs; the effect of changes in management on existing business relationships; and profitability and cash flows generally.

Need to Maintain Effective Internal Controls. In fiscal 2006, our management identified significant deficiencies related to policies and procedures to ensure accurate and reliable interim and annual consolidated financial statements that, considered together, constituted a material weakness in our internal controls. Even though we have taken the necessary steps to correct the identified material weakness and have not identified any material weakness for fiscal 2007, it is possible that, considering our size, our limited capital resources and our need to continue to expand our business by acquisitions and diversification, we may identify another material weakness in our internal controls in the future. Moreover, even if we do not identify any material weakness or significant deficiencies, our internal controls may not prevent all potential errors or fraud because any control system, no matter how well designed, cannot provide absolute assurance that the objectives of the control system will be achieved.

Dependence on Key Personnel. Our future success will be largely dependent on the continued services and efforts of Richard E. Gathright, our Chief Executive Officer and President, and on those of other key executive personnel. The loss of the services of Mr. Gathright or other executive personnel could have a material adverse effect on our business and prospects. Our success and plans for future growth will also depend on our ability to attract and retain additional qualified management, operating, marketing, sales and financial personnel. There can be no assurance that we will be able to hire or retain such personnel on terms satisfactory to us. We have entered into written employment agreements with Mr. Gathright and certain other key executive personnel. While Mr. Gathright’s employment agreement provides for automatic one-year extensions unless either party gives notice of intent not to renew prior to such extension, there is no assurance that Mr. Gathright’s services or those of our other executive personnel will continue to be available to us.

Fuel Pricing and Supply Availability; Effect on Profitability. Diesel fuel and gasoline are commodities that are refined and distributed by numerous sources. We purchase the fuel delivered to our customers from multiple suppliers at daily market prices and in some cases qualify for certain discounts. We monitor fuel prices and trends in each of our service markets on a daily basis and seek to purchase our supply at the lowest prices and under the most favorable terms. Commodity price risk is generally mitigated since we purchase and deliver our fuel supply daily and generally utilize cost-plus pricing when billing our customers, though higher fuel prices can increase our need for supplier credit and, indirectly, our costs of operation (see “Limitations on Supplier Credit” above). Notwithstanding this increased need for supplier credit, we have not engaged in derivatives or futures trading to hedge fuel price movements. We utilize cost-plus pricing when billing our customers. While we have no reason to believe that we will not continue to be able to use cost-plus pricing, if we could not do so, our margins could decrease and our losses could increase. Finally, diesel fuel and gasoline may be subject to supply interruption due to a number of factors, including natural disasters, refinery and/or pipeline outages, labor disruptions and supplier credit limitations. The reduction of available supplies or our access to those supplies could affect our ability to provide commercial mobile and bulk fueling, and emergency response services and impact our profitability.

Risks Associated with Customer Concentration; Absence of Written Agreements. Although we provide services to many customers, a significant portion of our revenue is generated from a few of our larger customers. While we have formal, length of service written contracts with some of these larger customers, such agreements are not customary and we do not have them with the majority of our customers. As a result, most of our customers can terminate our services at any time and for any reason, and we can similarly discontinue service to those customers. We may also discontinue service to a customer if changes in the service conditions or other factors cause us not to meet our minimum level of margins and rates, and the pricing or delivery arrangements cannot be re-negotiated. As a result of this customer concentration and the absence of written agreements, our business, results of operations and financial condition could be materially adversely affected if one or more of our larger customers were lost or if we were to experience a high rate of service terminations of our other customers.

Management of Growth; Accounting and Information Technology Systems Implementation. Our future growth strategy requires effective operational, financial and other internal systems, and the ability to attract, train, motivate, manage and retain our employees. If we are unable to manage growth effectively, results of operations will be adversely affected. In particular, our results of operations will be influenced by the redesign and implementation of our accounting and information technology systems. While in the short run, the costs of that redesign and implementation increased our expenses and adversely affected our results of operations, we expect that, with the implementation completed, it will help reduce operating costs and improve our ability to effectively manage our business and integrate acquisitions. There can be no assurance, however, that such redesign and implementation will be completed as planned, or that it will have the intended results.

Competition. We compete with other service providers, including several large regional providers and numerous small, local independent operators, who provide some or all of the same services that we offer to our customers. In the mobile fueling area, we also compete with retail fuel marketing, since fleet operators have the option of fueling their own equipment at retail stations and at other third-party service locations such as card lock facilities. Our ability to compete is affected by numerous factors, including price, the complexity and technical nature of the services required, delivery dependability, credit terms, the costs incurred for non-mobile fueling alternatives, service locations as well as the type of reporting and invoicing services provided. There can be no assurance that we will be able to continue to compete successfully as a result of these or other factors.

Operating Risks May Not Be Covered by Insurance. Our operations are subject to the operating hazards and risks normally incidental to handling, storing and transporting diesel fuel and gasoline, which are classified as hazardous materials. We maintain insurance policies in amounts and with coverages and deductibles that we believe are reasonable and prudent. There can be no assurance, however, that our insurance will be adequate to protect us from liabilities and expenses that may arise from claims for personal and property damage arising in the ordinary course of business; that we will be able to maintain acceptable levels of insurance; or that insurance will be available at economical prices.

Governmental Regulation. Numerous federal, state and local laws, regulations and ordinances, including those relating to protection of the environment and worker safety, affect our operations. There can be no assurance that we will be able to comply with existing and future regulatory requirements in the future without incurring substantial costs or otherwise adversely affecting our operations.

Changes in Environmental Requirements. We seek new business by, among other methods, persuading fleet operators who have been utilizing underground fuel storage tanks for their fueling needs to convert to commercial mobile fueling. In recent years, the owners of underground storage tanks have been required to remove or retrofit those tanks to comply with technical regulatory requirements pertaining to their construction and operation. If other more economical means of compliance are developed or adopted by owners of underground storage tanks, the opportunity to market our services to these owners may be adversely affected.

Terrorism and Warfare in the Middle East May Adversely Affect the Economy and the Price and Availability of Petroleum Products. Terrorist attacks, as well as the continuing political unrest and warfare in the Middle East, may adversely impact the price and availability of fuel, our results of operations, our ability to raise capital and our future growth. The impact of terrorism on the oil industry in general, and on us in particular, is not known at this time. An act of terror could result in disruptions of crude oil or natural gas supplies and markets, the sources of our products, and our infrastructure facilities or our suppliers could be direct or indirect targets. Terrorist activity may also hinder our ability to transport fuel if the means of supply transportation, such as rail or pipelines, become damaged as a result of an attack. A lower level of economic activity following a terrorist attack could result in a decline in energy consumption, which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism could also impair our ability to raise capital. Terrorist activity or further instability in the Middle East could also lead to increased volatility in fuel prices, which could adversely affect our business generally.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

SELLING STOCKHOLDERS

We are registering for resale 6,572,000 shares of our common stock, which are issuable to certain Selling Stockholders upon the conversion of the Preferred Stock into common stock. The Series A Preferred Stock was issued in a private placement on February 29, 2008. The Series B Preferred Stock was issued in a private placement on March 12, 2008. The following table sets forth certain information regarding the beneficial ownership of the Selling Stockholders, as of April 25, 2008. We have prepared this table based on information furnished to us by or on behalf of the Selling Stockholders.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of common stock by the Selling Stockholders. Beneficial ownership is determined in accordance with Rule 13d-3(d) as promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Beneficial ownership generally includes voting or investment power with respect to securities and also includes any shares that the Selling Stockholders have a right to acquire within sixty days of April 25, 2008. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the offered shares. The percentage of ownership data is based on 14,556,295 shares of our common stock issued and outstanding as of April 25, 2008. Since the date on which they provided us with the information below, the Selling Stockholders may have sold, transferred or otherwise disposed of some or all of their shares in transactions exempt from the registration requirements of the Securities Act.

To the best of our knowledge, none of the Selling Stockholders has had any position, office or other material relationship with us or any of our affiliates within the past three years except as described below:

•
Active Investors II, Ltd. and Active Investors III, Ltd., which are investors in our securities, are funds that are managed by Fundamental Management Corporation. Messrs. O’Connor and Picow are two of our directors and are also directors and shareholders of Fundamental Management Corporation. Each of Messrs. O'Connor and Picow disclaim any beneficial ownership in the shares held by these funds.

•	Mr. Gathright is one of our directors.

•	Messrs. Gathright, Beard, Messenbaugh, Shaw, Shore, Vinger and Williams are seven of our executive officers.

The Selling Stockholders may sell less than all of the shares listed in the table. In addition, the shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions.

	Ownership of Shares Prior to Offering				Ownership After Offering
Name	Number of Shares Beneficially Owned	Shares of Common Stock Issuable Upon the Conversion of the Series A Preferred Stock	Shares of Common Stock Issuable Upon the Conversion of the Series B Preferred Stock	Number of Shares Being Offered for Sale in this Offering	Number of Shares Beneficially Owned (1)	Percentage
Active Investors II Limited	1,324,380 (2)	913,000		913,000	411,380	2.82
Active Investors III Limited	1,328,742 (3)	913,000		913,000	415,742	2.86
Robert W. Beard	45,000 (4)	10,000		10,000	35,000	*
Constance Blass O’Neill Trust #3	157,904 (5)	46,000	28,000	74,000	83,904	*
Arnold G. Bowles	199,737 (6)	182,000		182,000	17,737	*
Frank J. Campbell III	557,103 (7)	274,000		274,000	283,103	1.94
DeWitt Family Limited Partnership	182,000 (8)	182,000		182,000	0	0
Roman Fedorak	46,000 (9)	46,000		46,000	0	0
Robert Fisk	346,869 (10)	319,000		319,000	27,869	*
Leon Frenkel	384,767 (11)		306,000	306,000	78,767	*
IRA FBO Leonid Frenkel Pershing LLC, Custodian	396,753 (12)	181,000		181,000	215,753	1.48
Richard E. and Louise P. Gathright, JTWROS	575,250 (13)	36,000		36,000	539,250	3.70
Alberto Guadagnini	199,737 (14)	182,000		182,000	17,737	*
Kevin and Debra Hamilton, JTWROS	381,736 (15)	364,000		364,000	17,736	*
1041 Partners, LP	422,000 (16)	182,000		182,000	240,000	1.65
International Investments, LLC	205,473 (17)		170,000	170,000	35,473	*
Joshua Tree Capital Partners, LP	1,200,741 (18)		852,000	852,000	348,741	2.40
Sandra Lockhart	45,000 (19)	45,000		45,000	0	0
Isabelle S. Malinowski	45,000 (20)	45,000		45,000	0	0
Anthony McDermott	200,000 (21)	200,000		200,000	0	0
Sean McDermott	105,158 (22)	91,000		91,000	14,158	*
Laura Patricia Messenbaugh	18,000 (23)	9,000		9,000	9,000	*
Yury & Eleonora Minkovsky, Jt Ten.	45,000 (24)	45,000		45,000	0	0
Alla Pasternack	188,000 (25)	182,000		182,000	6,000	*
Periscope Partners L.P.	592,082 (26)		164,000	164,000	428,082	2.94
Timothy E. Shaw	41,000 (27)	10,000		10,000	31,000	*
Michael S. Shore	122,750 (28)	36,000		36,000	86,750	*
Triage Capital Management, L.P.	835,390 (29)		437,000	437,000	398,390	2.74
Paul C. Vinger	114,500 (30)	36,000		36,000	78,500	*
Gary G. Williams III and Diane F. Williams, JTWROS	105,500 (31)	18,000		18,000	87,500	*
Mark D. Wittman	147,347 (32)	40,000	28,000	68,000	79,347	*

	10,558,919	4,587,000	1,985,000	6,572,000	3,986,919

_______________
* Less than 1% of the shares outstanding.
(1)
Assumes that (i) all of the shares of Preferred Stock are converted into common stock, (ii) all of the shares of common stock currently beneficially owned by the Selling Stockholders and registered hereunder are sold, and (iii) the Selling Stockholder acquires no additional shares of common stock before the completion of this offering.

(2)	Includes 913,000 shares of common stock issuable upon conversion of the Series A Preferred Stock.

(3)	Includes 913,000 shares of common stock issuable upon conversion of the Series A Preferred Stock.

(4)	Includes 10,000 shares of common stock issuable upon conversion of the Series A Preferred Stock and 35,000 shares of common stock issuable upon exercise of certain stock options.

(5)
Includes 46,000 shares of common stock issuable upon conversion of the Series A Preferred Stock, 28,000 shares of common stock issuable upon conversion of the Series B Preferred Stock, and 83,904 shares of common stock issuable upon conversion of certain promissory notes.

(6)	Includes 182,000 shares of common stock issuable upon conversion of the Series A Preferred Stock and 845 shares of common stock issuable upon exercise of certain warrants.

(7)
Includes 274,000 shares of common stock issuable upon conversion of the Series A Preferred Stock and 17,668 shares of common stock issuable upon the exercise of certain warrants. This also includes 200,000 shares of common stock held in the Selling Stockholder’s IRA account and 30,000 shares of common stock issuable upon the exercise of certain warrants, also held in the Selling Stockholders IRA account.

(8)	Includes 182,000 shares of common stock issuable upon conversion of the Series A Preferred Stock.

(9)	Includes 46,000 shares of common stock issuable upon conversion of the Series A Preferred Stock.

(10)	Includes 319,000 shares of common stock issuable upon conversion of the Series A Preferred Stock and 982 shares of common stock issuable upon exercise of certain warrants.

(11)	Includes 306,000 shares of common stock issuable upon conversion of the Series B Preferred Stock and 78,767 shares of common stock issuable upon conversion of certain promissory notes.

(12)	Includes 181,000 shares of common stock issuable upon conversion of the Series A Preferred Stock and 215,753 shares of common stock issuable upon conversion of certain promissory notes.

(13)	Includes 36,000 shares of common stock issuable upon conversion of the Series A Preferred Stock and 531,000 shares of common stock issuable upon exercise of certain stock options.

(14)	Includes 182,000 shares of common stock issuable upon conversion of the Series A Preferred Stock and 845 shares of common stock issuable upon exercise of certain warrants.

(15)	Includes 364,000 shares of common stock issuable upon conversion of the Series A Preferred Stock and 7,802 shares of common stock issuable upon exercise of certain warrants

(16)
Includes 182,000 shares of common stock issuable upon conversion of the Series A Preferred Stock and 40,000 shares of common stock issuable upon exercise of certain warrants. Selling Stockholder has identified Kevin Hamilton as its general partner as a natural person with sole voting and dispositive power over the shares.

(17)	Includes 170,000 shares of common stock issuable upon conversion of the Series B Preferred Stock and 1,689 shares of common stock issuable upon exercise of certain warrants.

(18)
Includes 852,000 shares of common stock issuable upon conversion of the Series B Preferred Stock, 91,892 shares of common stock issuable upon exercise of certain warrants, and 256,849 shares of common stock issuable upon conversion of certain promissory notes.

(19)	Includes 45,000 shares of common stock issuable upon conversion of the Series A Preferred Stock.

(20)	Includes 45,000 shares of common stock issuable upon conversion of the Series A Preferred Stock.

(21)	Includes 200,000 shares of common stock issuable upon conversion of the Series A Preferred Stock.

(22)	Includes 91,000 shares of common stock issuable upon conversion of the Series A Preferred Stock and 6,019 shares of common stock issuable upon exercise of certain warrants.

(23)	Includes 9,000 shares of common stock issuable upon conversion of the Series A Preferred Stock and 9,000 shares of common stock issuable upon exercise of certain stock options.

(24)	Includes 45,000 shares of common stock issuable upon conversion of the Series A Preferred Stock.

(25)	Includes 182,000 shares of common stock issuable upon conversion of the Series A Preferred Stock and 6,000 shares of common stock issuable upon exercise of certain warrants.

(26)	Includes 164,000 shares of common stock issuable upon conversion of the Series B Preferred Stock and 428,082 shares of common stock issuable upon conversion of certain promissory notes.

(27)	Includes 10,000 shares of common stock issuable upon conversion of the Series A Preferred Stock and 31,000 shares of common stock issuable upon exercise of certain stock options.

(28)	Includes 36,000 shares of common stock issuable upon conversion of the Series A Preferred Stock and 85,000 shares of common stock issuable upon exercise of certain stock options.

(29)
Includes 437,000 shares of common stock issuable upon conversion of the Series B Preferred Stock, 84,032 shares of common stock issuable upon exercise of certain warrants, and 314,358 shares of common stock issuable upon conversion of certain promissory notes. The Selling Stockholder has identified Leon Frenkel as the Managing Member of Triage Capital LF Group LLC which acts as the general partner to a general partner of Triage Capital Management, LP, as a natural person with sole voting and dispositive power over the shares.

(30)	Includes 36,000 shares of common stock issuable upon conversion of the Series A Preferred Stock and 76,000 shares of common stock issuable upon exercise of certain stock options.

(31)	Includes 18,000 shares of common stock issuable upon conversion of the Series A Preferred Stock and 85,000 shares of common stock issuable upon exercise of certain stock options.

(32)
Includes 40,000 shares of common stock issuable upon conversion of the Series A Preferred Stock, 28,000 shares of common stock issuable upon conversion of the Series B Preferred Stock, 21,600 shares of common stock issuable upon exercise of certain warrants, 34,247 shares of common stock issuable upon conversion of certain promissory notes.

PLAN OF DISTRIBUTION

General

The Shares covered by this prospectus are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of the prospectus. All of the Shares covered by this prospectus are being sold by the Selling Stockholder or its pledgees, donees, assignees, transferees or their successors-in-interest that receive the shares as a gift, partnership distribution or other non-sale related transfer.

The Selling Stockholders and their pledgees, donees, assignees, or other successors-in-interest who acquire their shares after the date of this prospectus may sell the Shares directly to purchasers or through broker-dealers or agents.

The Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Sales may be effected in one or more of the following transactions:

•	on the Nasdaq Capital Market,

•	in the over-the-counter market,

•	in privately negotiated transactions,

•	for settlement of short sales, or through long sales, options or transactions involving cross or block trades,

•	by pledges to secure debts and other obligations, or

•	in a combination of any of these transactions.

In addition, any Shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Applicable Law. Each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of Shares by the Selling Stockholders.

Pledge or Transfer of Shares. The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell Shares from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Selling Arrangements with Broker-Dealers. Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Upon being notified in writing by a Selling Stockholder that any material agreement has been entered into with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such Shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the Selling Stockholder. Each Selling Stockholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such Selling Stockholder’s business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

We have advised each Selling Stockholder that the stockholder may not use Shares registered on this registration statement to cover short sales of common stock made prior to the date that the SEC declares this registration statement effective.

If the Selling Stockholders use this prospectus for any sale of the common stock, they will be subject to the prospectus delivery requirements of the Securities Act. The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this registration statement.

Supplements. To the extent required, we will set forth in a supplement to this prospectus filed with the SEC the number of Shares to be sold, the purchase price and public offering price, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering. In particular, upon being notified by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

State Securities Law. Under the securities laws of some states, the Selling Stockholders may only sell the shares in those states through registered or licensed brokers or dealers. In addition, in some states the Selling Stockholders may not sell the shares unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is satisfied.

Expenses; Indemnification. We will not receive any of the proceeds from shares sold by the Selling Stockholders. We will bear the expenses related to the registration of this offering but will not pay the Selling Stockholders’ underwriting fees, commissions or discounts, if any. We have agreed to indemnify the Selling Stockholders against some civil liabilities, including some that may arise under the Securities Act.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon by Davis Graham & Stubbs LLP, Denver, Colorado.

EXPERTS

The consolidated balance sheets as of June 30, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2007, which were included in our Annual Report on Form 10-K for the year ended June 30, 2007, have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC’s public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede, as applicable, the information in this prospectus.

The following documents, which were previously filed with the SEC pursuant to the Exchange Act, are hereby incorporated by reference:

•	our Annual Report on Form 10-K for the year ended June 30, 2007;

•	our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2007, December 31, 2007 and March 31, 2008;

•	our Definitive Proxy Statement on Schedule 14A, filed on October 26, 2007;

•
our Current Reports on Form 8-K filed with the SEC on August 14, 2007; October 12, 2007; November 2, 2007, November 23, 2007, December 31, 2007, February 22, 2008, March 6, 2008, March 14, 2008 and April 9, 2008; and

•	the description of our common stock contained in Amendment No. 2 to our Registration Statement on Form 8-A/A (SEC File No. 000-21825) filed with the SEC on June 5, 2007.

All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and shall be a part hereof from the date of filing of such reports and documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus, modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement or the documents incorporated by reference in this prospectus, each such statement being qualified in all respects by such reference.

You may receive a copy of any of these filings, at no cost, by writing or calling SMF Energy Corporation, 200 West Cypress Creek Road, Suite 400, Fort Lauderdale, Florida, 33309, telephone (954) 308-4200, and directed to the attention of Richard E. Gathright, Chief Executive Officer and President.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

SMF ENERGY CORPORATION

COMMON STOCK

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PROSPECTUS

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June 25, 2008